

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

November 3, 2008

Via U.S. Mail and Fax (713) 350-5105
Ms. Lisa W. Rodriguez
Chief Financial Officer
Hercules Offshore, Inc.
9 Greenway Plaza, Suite 2200
Houston, TX 77046

> **Re:** **Hercules Offshore, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed February 27, 2008**
>
> **Form 10-Q for the Quarterly Period Ended June 30, 2008**
> **Filed July 31, 2008**
> **File No. 0-51582**

Dear Ms. Rodriguez:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2007 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 35

1. We note the use of Average Revenue per Day and Average Operating Expense per Day here and in your year over year comparative disclosure for revenue and operating expenses by segment. Tell us and disclose in greater detail why you calculate average revenue per day using operating days while calculating average operating expense per day with a different denominator, available days. Please clarify how management uses these metrics in order to evaluate the business and why it is useful for management to use metrics that have different denominators.

Note 14. Income Taxes, page 79

2. We note the tax sharing agreement with Transocean could require you to make additional payments related to compensatory options that remain outstanding at December 31, 2007. Please clarify how you are accounting for these payments and the related expected tax benefit. Explain how your accounting for the expected tax benefit complies with SFAS 109. As part of your response, please explain all material terms of the agreement.

Form 10-Q for Quarterly Period ended June 30, 2008

Note 10. Segments, page 15

3. We note the losses from operations in your Inland segment. We also note from the accounting policies in your Form 10-K for the fiscal year ended December 31, 2007 that the carrying value of long-lived assets is reviewed for impairment when events or changes in circumstances indicate the carrying value of such assets may not be recoverable. Factors that might indicate a potential impairment include a change in industry conditions or a reduction in cash flows associated with the use of the long-lived assets. Your outlook for the inland segment on page 29 states that inland barge drilling has slowed over the past year and dayrates have softened as a result of operators curtailing or ceasing activity in the inland market. Given the operating losses incurred by your inland segment, and your outlook of a softening market, tell us how you evaluated impairment of long-lived assets for this segment. Further, tell us and disclose what factors you considered in your outlook to remain optimistic about deeper targets in the inland barge area.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or me at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Chris White

Chris White
Branch Chief